SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of January, 2021

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following, which appears immediately following this page:

●	Press release dated January 28, 2021 announcing that U.S. Silicon Metal Producers Welcome Duties on Imports of Silicon Metal from Malaysia

U.S. Silicon Metal Producers Welcome Duties on Imports of Silicon Metal from Malaysia

MIAMI, Jan. 28, 2021 (GLOBAL NEWSWIRE) – Globe Specialty Metals, Inc. (“GSM”), a subsidiary of Ferroglobe PLC (NASDAQ: GSM), and Mississippi Silicon LLC (“MS”), together representing the majority of American silicon metal production, welcomed news on January 27th that the U.S. Department of Commerce ("Commerce") will impose preliminary duties of up 7.41% on all silicon metal imports from Malaysia.

Last August, the U.S. International Trade Commission (ITC) preliminarily determined that imports from Malaysia, along with Bosnia and Herzegovina, Iceland, and Kazakhstan, are a cause of material injury to the U.S. industry. On November 30, 2020, Commerce subsequently announced duties of 120% on all silicon metal imports from Kazakhstan, and on December 8, 2020, announced duties up to 47.54% on imports from Bosnia and Herzegovina and Iceland. The Commerce and ITC investigations are now in their final phases.

“Unfairly-traded silicon metal from countries like Malaysia has long been a challenge for our industry – today’s announcement is another welcome step toward leveling the playing field in the U.S. market,” said Marco Levi, Chief Executive Officer of GSM’s parent, Ferroglobe. “We appreciate the diligent efforts by the Commerce Department in this investigation.”

On June 30, 2020, GSM and MS filed petitions to stop silicon metal producers in the four aforementioned countries from selling dumped and unfairly subsidized silicon metal imports into the United States. In their petitions, the companies asked Commerce and the ITC to impose duties to offset these unfair trade practices.

“Today’s announcement is good news for our industry,” said Eddie Boardwine, Chief Operations Officer of MS. “The margins announced reflect unfair pricing by Malaysian producers that has distorted, and seriously harmed, the U.S. silicon metal market. Commerce’s decision creates significant risk to importers, whose final duty obligation will remain uncertain for several years. We appreciate the government’s efforts to respond to unfair trade practices and look forward to seeing conditions in the U.S. market reflect free and fair trade of silicon metal.”

Final determinations will be announced in the Kazakhstan, Iceland, and Bosnia and Herzegovina investigations on February 21, 2021. Commerce’s final determination in the Malaysia investigation will be announced in early June, 2021.

Silicon metal is an important element added to various grades of aluminum alloys used in performance applications such as automotive components and aerospace products. Silicon metal also is a critical raw material in the production of silicone compounds used in numerous products including sealants, adhesives, rubber gaskets, caulking compounds, lubricants, food additives, coatings, polishes, and cosmetics, among others. In addition, silicon metal is the base material in the production of polysilicon, a highly purified form of silicon used in solar cells and semi-conductors.

About Globe Specialty Metals

Globe Specialty Metals, Inc. is a wholly-owned U.S. subsidiary of Ferroglobe PLC, one of the world’s leading suppliers of silicon metal, silicon- and manganese- based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. Through its subsidiaries, GSM owns metallurgical manufacturing facilities and other operations in Ohio, West Virginia, New York, Alabama, Indiana, Florida and Kentucky.

INVESTOR CONTACT:

Gaurav Mehta

Executive Vice President - Investor Relations

investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications & Public Affairs

corporate.comms@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2021
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)